                       SECURITIES AND EXCHANGE COMMISSION

                                WASHINGTON, D.C.
                            ________________________
                                 SCHEDULE 13E-4

                         ISSUER TENDER OFFER STATEMENT
     (PURSUANT TO SECTION 13(e)(1) OF THE SECURITIES EXCHANGE ACT OF 1934)
                            ________________________

                         IMPAC MORTGAGE HOLDINGS, INC.
                                (Name of Issuer)

                         IMPAC MORTGAGE HOLDINGS, INC.
                      (Name of Person(s) Filing Statement)

                    COMMON STOCK,  $0.01 PAR VALUE PER SHARE
                         (Title of Class of Securities)

                                 452922  10  7
                     (Cusip Number of Class of Securities)
                           ________________________

                              JOSEPH R. TOMKINSON
                            Chief Executive Officer
                         Impac Mortgage Holdings, Inc.
                              20371 Irvine Avenue
                      Santa Ana Heights, California  92707
                                (949) 556-0122
            (Name, Address and Telephone Number of Person Authorized
                to Receive Notices and Communications on Behalf
                    of the Person(s) Filing this Statement)
                           ________________________

                                    COPY TO:
                            Thomas J. Poletti, Esq.
                             Susan B. Kalman, Esq.
                             David M. Tamman, Esq.
                  Freshman, Marantz, Orlanski, Cooper & Klein
                       9100 Wilshire Boulevard, Suite 8-E
                        Beverly Hills, California  90212
                           Telephone:  (310) 273-1870
                           Facsimile:  (310) 274-8357

                               February 24, 1999
     (Date Tender Offer First Published, Sent or Given to Security Holders)

Calculation of Filing Fee

                                              AMOUNT OF
 TRANSACTION VALUATION*                     FILING FEE**
                                            ------------
       $35,000,000                             $7,000

  * Assumes purchase of 5,000,000 Shares of Common Stock at $7.00 per share.
 ** Calculated based on the transaction valuation multiplied by one-fiftieth of one percent.

 [ ] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

                 Amount Previously Paid: N/A            Filing Party: N/A
                 Form or Registration No.: N/A          Date Filed: N/A

     This Issuer Tender Offer Statement on Schedule 13E-4 relates to an offer by Impac Mortgage Holdings, Inc. (the "Company") to exchange up to $35,000,000, aggregate principal amount of its 11% Senior Subordinated Debentures due February 15, 2004 for up to 5,000,000 Shares of its Common Stock, par value $.01 per share (the "Common Stock," including the associated Preferred Stock Purchase Rights (the "Rights," and together with the Common Stock, the "Shares")). Upon the terms and subject to the conditions set forth in the Company's Offering Circular dated February 24, 1999 relating to the Exchange Offer (the "Offering Circular") and the related Letter of Transmittal (which are herein collectively referred to as the "Exchange Offer"), copies of such documents are filed as
Exhibit 99.(a)(1) and Exhibit 99.(a)(2), respectively, to this Statement.

Item 1.  Security and Issuer.

     (a) The name of the issuer is Impac Mortgage Holdings, Inc., a Maryland corporation, which has its principal executive offices at 20371 Irvine Avenue, Santa Ana Heights, California 92707 (telephone number (714) 556-0122).

     (b) The information set forth in the sections entitled "Summary," "The Exchange Offer" and "Description of the Debentures" of the Offering Circular are incorporated herein by reference.

             Shares held by officers, directors and affiliates at the time of the Exchange Offer are eligible for exchange if properly tendered pursuant to the Exchange Offer on the same basis as all other Shares.

     (c) The Common Stock is listed on the American Stock Exchange. The information set forth in the section of the Offering Circular entitled "Distribution Policy and Price Range of Common Stock" is incorporated herein by reference.

     (d)     This statement is being filed by the issuer.

Item 2.  Source and Amount of Funds or Other Consideration.

     (a) The consideration offered by the Company in exchange for the Shares is the Company's 11% Senior Subordinated Debentures. If 5,000,000 Shares are tendered and accepted in exchange, up to $35,000,000 aggregate principal amount of Debentures will be issued pursuant to the Exchange Offer.

     (b)     Not applicable.

Item 3. Purpose of the Tender Offer and Plans or Proposals of the Issuer or Affiliate.

     (a)-(j) With respect to the primary purpose of the Exchange Offer, the information set forth in the section of the Offering Circular entitled "Summary--Purpose and Effect of the Exchange Offer" is incorporated herein by reference. With respect to the disposition of the repurchased securities, the information set forth in the section of the Offering

             Circular entitled "The Exchange Offer --General" is incorporated herein by reference. With respect to changes in the capitalization of the Company, the information set forth in the section of the Offering Circular entitled "Capitalization" is incorporated herein by reference.

Item 4.  Interest in Securities of the Issuer.

     With respect to any transactions in the Shares effected during the last 40 business days by the issuer, any associate, subsidiary, executive officer or director, the information set forth in the Section of the Offering Circular entitled "Interests of Directors, Executive Officers and Controlling Stockholders; Transactions and Arrangements Concerning the Shares" is incorporated by reference.

Item 5. Contracts, Arrangements, Understandings or Relationships with Respect to the Issuer's Securities.

     Neither the Company nor, to the best of the Company's knowledge, any of its directors or executive officers, any person controlling the Company, or any of the executive officers or directors of any of its subsidiaries, is party to any contract, arrangement or understanding nor is there any relationship relating to the Exchange Offer between any of such executive officers, directors and controlling persons and any other person with respect to any securities of the Company. The Company's executive officers and directors, however, have advised the Company that they do not intend to participate in the Exchange Offer.

Item 6.  Persons Retained, Employed or to Be Compensated.

     The information set forth in the sections of the Offering Circular entitled "The Exchange Offer--Financial Advisor" and "--Payment of Expenses" is incorporated herein by reference.

Item 7.  Financial Information.

     (a) The Consolidated Financial Statements included in the Company's 1997 Annual Report on Form 10-K and Item 1 of the Company's Quarterly Reports on Form 10-Q for the quarters ended March 31, June 30, and September 30, 1998, entitled "Financial Statements" are incorporated herein by reference. With respect to the ratio of earnings to fixed charges and book value per share information, the information set forth in the sections of the Offering Circular entitled "Summary Selected Consolidated Financial Data" and "Certain Pro Forma Financial Information" is incorporated herein by reference.

     (b) The information set forth in the section of the Offering Circular entitled "Certain Pro Forma Financial Information" is incorporated herein by reference.

Item 8.  Additional Information.

     (a)     Not applicable.

     (b) The Debentures issued upon exchange of the Shares will be issued by the Company in reliance on the exemption from the registration requirements of the Securities Act of 1933, as amended (the "Securities Act"), provided in Section 3(a)(9) thereof.

             In connection with the proposed issuance of 11% Senior Subordinated Debentures due February 15, 2004 upon consummation of the Exchange Offer, an application has been filed with the Securities and Exchange Commission on Form T-3 for qualification of the Indenture under which the Debentures will be issued.

     (c)     Not applicable.

     (d)     None.

     (e) Additional information with respect to the Exchange Offer and related matters is included in the information set forth in the Offering Circular and the Letter of Transmittal, which are filed as
             Exhibit 99.(a)(1) and Exhibit 99.(a)(2) to this Statement and are incorporated herein by reference in their entirety.

Item 9.  Material to Be Filed as Exhibits.

     (a)  (1) Offering Circular, dated February 24, 1999.

          (2) Form of Letter of Transmittal.

          (3) Form of Notice of Guaranteed Delivery.

          (4) Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees dated February 24, 1999.

          (5) Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees dated February 24, 1999.

          (6) Form of Letter to Stockholders dated February 24, 1999 from the Company.

          (7) Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

          (8) Highlights of the Offering

     (b)  Not applicable.

     (c)  Not applicable.

       (d)     Not applicable.

       (e)     Not applicable.

       (f)     Not applicable.

                                   SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                        IMPAC MORTGAGE HOLDINGS, INC.,


Dated:  February 24, 1999                By:  /s/ RICHARD J. JOHNSON
                                         -------------------------------------
                                         Richard J. Johnson
                                         Executive Vice President Finance
                                         Chief Financial Officer and Treasurer

                                 EXHIBIT INDEX

EXHIBIT NO.      DESCRIPTION
-----------      -----------
99.(a)  (1)      Offering Circular dated February 24, 1999
99.(a)  (2)      Form of Letter of Transmittal
99.(a)  (3)      Form of Notice of Guaranteed Delivery
99.(a)  (4)      Form of Letter to Brokers, Dealers,
                 Commercial Banks, Trust Companies and
                 other Nominees dated February 24, 1999
99.(a)  (5)      Form of Letter to Clients for use by
                 Brokers, Dealers, Commercial Banks, Trust
                 Companies and other Nominees dated
                 February 24, 1999
99.(a)  (6)      Form of Letter to Stockholders dated
                 February 24, 1999 from the Company
99.(a)  (7)      Guidelines for Certification of Taxpayer
                 Identification Number on Substitute Form
                 W-9
99.(a)  (8)      Highlights of the Offering